As filed with the Securities and Exchange Commission on May 15, 2025

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PRIORITY INCOME FUND, INC.
(Name of Subject Company (Issuer) AND Filing Person (Offeror))
Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
74272V107 – Class R Common Stock
74272V206 – Class RIA Common Stock
74272V305 – Class I Common Stock
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

M. Grier Eliasek
Chief Executive Officer
Priority Income Fund, Inc.
10 East 40th Street, 42nd Floor
New York, NY 10016
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Cynthia R. Beyea, Esq.
Dechert LLP
1900 K Street NW
Washington, DC 20006
Tel: (202) 261-3300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT NO. 1
SCHEDULE TO

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 21, 2025 (the “Schedule TO”) by Priority Income Fund, Inc., an externally managed, non-diversified, closed-end management investment company incorporated in the State of Maryland (the “Company”), relating to the offer by the Company to purchase up to 1,516,379 shares of its issued and outstanding common stock, par value $0.01 per share (the “Shares”) (which amount represents 2.5% of the number of shares outstanding at the close of business on the last day of the prior fiscal year ended June 30, 2024). The offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constituted the “Offer”). The Offer expired at 4:00 p.m., Eastern Time, on April 30, 2025, and a total of 2,521,667 Shares were validly tendered and not withdrawn as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer.

Due to an administrative error in connection with processing the shares tendered for repurchase, 4,289 shares (the “Additional Shares”) that were validly tendered were not reported to the Company for repurchase. The Company and its transfer agent subsequently arranged for the repurchase of the Additional Shares in accordance with the terms of the Offer. In accordance with the terms of the Offer, the Company purchased 1,518,958 Shares, including the Additional Shares, of which 142 Shares were first purchased from beneficial holders of less than 100 Shares and the remainder were purchased on a pro rata basis from the requests for repurchase received by the Company that were validly tendered and not withdrawn, at a price equal to $7.17 per Share, for an aggregate purchase price of approximately $10,890,927. The purchase price per Share was equal to the net asset value per Share as of April 30, 2025. Approximately 60% of the number of Shares tendered by each shareholder who participated in the tender offer was repurchased by the Company.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2025

Priority Income Fund, Inc.

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: Chairman, Chief Executive Officer and President

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
99(a)(1)(A)	Offer to Purchase, dated March 21, 2025.*
99(a)(1)(B)	Letter of Transmittal (including Instructions to Letter of Transmittal).*
99(a)(1)(C)	Notice of Tender Cancellation.*
99(a)(1)(D)	Letter to Stockholders, dated March 21, 2025.*
EX-FILING FEES	Calculation of Filing Fees Table.

*Previously filed with the Schedule TO on March 21, 2025
.